Final Term Sheet

Dated February 11, 2025

Relating to

Preliminary Prospectus Supplement
dated February 11, 2025 and
 Prospectus dated March 22, 2024

Registration No. 333-278173

HEXCEL CORPORATION
$300,000,000 5.875% Senior Notes due 2035

Issuer:	Hexcel Corporation

Security:	5.875% Senior Notes due 2035

Principal Amount:	$300,000,000

Stated Maturity Date:	February 26, 2035

Public Offering Price:	99.985% of principal amount, plus accrued interest, if any, from February 26, 2025

Coupon:	5.875% per year

Yield to Maturity:	5.877%

Spread to Benchmark Treasury:	+135 basis points

Benchmark Treasury:	UST 4.250% due November 15, 2034

Benchmark Treasury Price:	97-26+

Benchmark Treasury Yield:	4.527%

Interest Payment Dates:	February 26 and August 26 of each year, beginning on August 26, 2025

Interest Rate Adjustment:	The interest rate on the notes is subject to adjustment as described in the Preliminary Prospectus Supplement.

Optional Redemption:
Prior to November 26, 2034 (i.e., three months prior to the stated maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the relevant redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to, but excluding, the relevant redemption date, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, such redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the relevant redemption date.

Change of Control Repurchase Obligation:
If a Change of Control Repurchase Event (as defined in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its option to redeem the notes in full, the Issuer will be required, subject to certain exceptions, to make an offer to each holder of notes to repurchase all (or, at the election of such holder, any part) of such holder’s notes for cash at a repurchase price equal to 101% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued thereon to, but excluding, the repurchase date.

Ratings* (Moody’s/S&P/Fitch):	Baa3 / BB+ / BBB-

Trade Date:	February 11, 2025

Settlement Date**:	February 26, 2025 (T+10)

CUSIP / ISIN:	428291 AP3 / US428291AP36

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Senior Co-Managers:	Citizens JMP Securities, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. PNC Capital Markets LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  No report of any rating agency is being incorporated by reference herein.

** The Issuer expects that delivery of the notes will be made to investors on the Settlement Date of February 26, 2025, which will be the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes prior to one business day before the Settlement Date will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes prior to one business day before the Settlement Date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you make a decision to invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the prospectus supplement, for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.